Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900 Fax : +91 40 4900 2999 Email : mail@drreddys.com www.drreddys.com

December 21, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub: Intimation regarding Board Meeting and Trading Window Closure

Dear Sir/Madam,

Pursuant to Regulation 29 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Tuesday, January 30, 2024, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter and nine months ending on December 31, 2023.

Further, kindly note that, under the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015 and Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons, the trading window for dealing in securities of the Company will be closed from December 25, 2023, to February 01, 2024 (both days inclusive).

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head CSR